

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 3, 2009

By U.S. Mail and Facsimile to: (702) 262-5039

Scott Betts
President and Chief Executive Officer
Global Cash Access Holdings, Inc.
3525 East Post Road, Suite 120
Las Vegas, NV 89120

> **Re: Global Cash Access Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-32622**

Dear Mr. Betts:

We have reviewed the above referenced filing and related materials and your response letters dated July 16, 2009 and November 6, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that some of your recent press releases contain information about events that could be deemed of importance to your shareholders but that these events have not been reported currently in your filings with us. For example, we note your June 24, 2009 press release announcing the share repurchase and notice of redemption and your November 20, 2009 press release regarding your $1 million settlement with the Arizona Gaming Commission. In the future, please consider reporting events of importance to shareholders on Form 8-K. (See Item 8.01 of Form 8-K.)

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 33

2.   We note your response to prior comment 9 in our letter dated July 1, 2009. However, we do not believe that the analysis set forth in your response supports your conclusion that disclosure of the "Quantitative Performance Targets" would result in competitive harm. Please tell us what the targets were for fiscal 2008 and indicate that you will include them in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 1A. Risk Factors

The provision of our cash advance and ATM services are dependent..., page 44

3.   We note your response to prior comment 5 in our letter dated July 1, 2009. However, you did not address the portion of the comment regarding how difficult it is to obtain sponsorship. Please amend your filing to do so.

Closing Comments

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney